SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K

                               -------------------

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                               -------------------

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                               -------------------

                         SANTA FE ENERGY RESOURCES, INC.
                              1616 SOUTH VOSS ROAD
                              HOUSTON, TEXAS 77057

                                     1 of 18

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
                                                                            PAGE
                                                                            ----
INDEX OF FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements:

     Report of Independent Accountants ...................................    4

     Statement of Net Assets Available for Plan Benefits,
      with Fund Information at December 31, 1994 .........................    5

     Statement of Net Assets Available for Plan Benefits,
      with Fund Information at December 31, 1993 .........................    6

     Statement of Changes in Net Assets Available for Plan Benefits,
      with Fund Information For the Year Ended December 31, 1994 .........    7

     Statement of Changes in Net Assets Available for Plan Benefits,
      with Fund Information For the Year Ended December 31, 1993 .........    8

     Notes to Financial Statements ....................................... 9-15

(b)  Additional Information*:

     Item 27a - Schedule of Assets Held For Investment Purposes at
      December 31, 1994 ..................................................   17

     Item 27d - Schedule of Reportable Transactions For
      the Year Ended December 31, 1994 ...................................   18

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(c)  Exhibits:

     No. 1 - Consent of Independent Accountants ..........................   20

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                       SANTA FE ENERGY RESOURCES
                                                         SAVINGS INVESTMENT PLAN

                                       By:  MARK A. OLDER
                                            Mark A. Older
                                            Member - Employee Benefits Committee
Date:  June 29, 1995
                                      - 3 -

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Employee Benefits Committee of
Santa Fe Energy Resources Savings Investment Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Santa Fe Energy Resources Savings Investment Plan at December 31, 1994 and 1993, and the results of its operations and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1994 and schedule of reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of financial condition and the statement of income and changes in plan equity is presented for purposes of additional analysis rather than to present the statement of financial condition and the statement of income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Houston, Texas
June 23, 1995
                                      - 4 -

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1994

                                                                           FUND INFORMATION
                                               ------------------------------------------------------------------------
                                                  FIXED        S&P       COMPANY                  GROWTH
                                                 INTEREST     INDEX       STOCK     WELLINGTON    EQUITY        LOAN
                                                   FUND       FUND         FUND        FUND        FUND         FUND        TOTAL
                                               -----------  ----------  ----------  ----------  ----------  -----------  -----------
            ASSETS
Investments, at fair value:
  Cash ......................................  $    46,564  $   14,965  $    7,507  $    8,771  $    6,439               $    84,246
  Investments ...............................                2,883,320   4,860,902   1,240,564     654,325                 9,639,111
  TCB - Short-term investment ...............      101,513      44,781     157,827      22,340      22,411                   348,872
  Lasalle Income Plus Fund ..................    3,503,181                                                                 3,503,181
  Loans to participants .....................                                                               $ 1,383,024    1,383,024
                                               -----------  ----------  ----------  ----------  ----------  -----------  -----------
                                                 3,651,258   2,943,066   5,026,236   1,271,675     683,175  $ 1,383,024   14,958,434
Investments, at contract value:
  Prudential Investment Contract ............    7,930,037                                                                 7,930,037
  Travelers Investment Contract .............    3,894,064                                                                 3,894,064
                                               -----------  ----------  ----------  ----------  ----------  -----------  -----------
        Subtotal ............................   15,475,359   2,943,066   5,026,236   1,271,675     683,175    1,383,024   26,782,535
Receivables:
  Employer contribution .....................                              366,210                                           366,210
  Accrued interest and dividends ............       82,070         260         736      19,827       7,793       11,407      122,093
                                               -----------  ----------  ----------  ----------  ----------  -----------  -----------
        Net assets available
         for plan benefits ..................  $15,557,429  $2,943,326  $5,393,182  $1,291,502  $  690,968  $ 1,394,431  $27,270,838
                                               ===========  ==========  ==========  ==========  ==========  ===========  ===========

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1993

                                                                           FUND INFORMATION
                                              -------------------------------------------------------------------------
                                                 FIXED         S&P       COMPANY                  GROWTH
                                               INTEREST       INDEX       STOCK    WELLINGTON     EQUITY        LOAN
                                                 FUND         FUND        FUND        FUND         FUND         FUND        TOTAL
                                              -----------  ----------  ----------  ----------  -----------  -----------  -----------
            ASSETS
Investments, at fair value:
  Cash .....................................  $   861,564  $   17,429              $   15,537  $     7,219               $   901,749
  Investments ..............................                3,033,964  $5,329,600   1,187,235      653,955                10,204,754
  TCB - Short-term investment ..............       58,503      30,924       5,197      26,757       20,178                   141,559
  Lasalle Income Plus Fund .................    3,600,000                                                                  3,600,000
  Loans to participants ....................                                                                $ 1,269,955    1,269,955
                                              -----------  ----------  ----------  ----------  -----------  -----------  -----------
                                                4,520,067   3,082,317   5,334,797   1,229,529      681,352    1,269,955   16,118,017
Investments, at contract value:
  Prudential Investment Contract ...........    7,502,540                                                                  7,502,540
  Travelers Investment Contract ............    3,940,652                                                                  3,940,652
                                              -----------  ----------  ----------  ----------  -----------  -----------  -----------
        Subtotal ...........................   15,963,259   3,082,317   5,334,797   1,229,529      681,352    1,269,955   27,561,209
Receivables:
  Employer contribution ....................                              336,404                                            336,404
  Accrued interest and dividends ...........      105,577         141         101          69           74        9,235      115,197
                                              -----------  ----------  ----------  ----------  -----------  -----------  -----------
        Net assets available
         for plan benefits .................  $16,068,836  $3,082,458  $5,671,302  $1,229,598  $   681,426  $ 1,279,190  $28,012,810
                                              ===========  ==========  ==========  ==========  ===========  ===========  ===========

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                         FUND INFORMATION
                                          ---------------------------------------------------------------------------
                                              FIXED         S&P        COMPANY                   GROWTH
                                            INTEREST       INDEX        STOCK     WELLINGTON     EQUITY      LOAN
                                              FUND         FUND         FUND         FUND         FUND       FUND         TOTAL
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
Additions to net assets attributed to:
  Investment income:
     Interest and dividends ............. $    995,177  $     2,552  $     4,627  $    60,088  $   8,964  $   155,209  $  1,226,617
     Net unrealized appreciation
      (depreciation) in value of
      investments .......................                    36,763     (678,971)     (59,948)    13,928                   (688,228)
     Net realized gain (loss) on
      sale of assets ....................                     2,831      (34,895)      (1,866)        84                    (33,846)
Contributions:
   Employer .............................                              1,352,069                                          1,352,069
   Employees ............................      884,421      339,719      175,864      200,992    129,839                  1,730,835
   Transfers from other plans ...........      354,600       66,066        3,322       82,424      9,500                    515,912
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
       Total additions ..................    2,234,198      447,931      822,016      281,690    162,315      155,209     4,103,359
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
Deductions to net assets attributed to:
   Net distributions to participants ....   (3,316,576)    (424,276)    (705,605)    (285,061)  (113,813)                (4,845,331)
   Interfund transfers ..................      570,971     (162,787)    (394,531)      65,275    (38,960)     (39,968)            0
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
       Total deductions .................   (2,745,605)    (587,063)  (1,100,136)    (219,786)  (152,773)     (39,968)   (4,845,331)
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
Net increase (decrease) .................     (511,407)    (139,132)    (278,120)      61,904      9,542      115,241      (741,972)
Net assets available for plan benefits:
   Beginning of period ..................   16,068,836    3,082,458    5,671,302    1,229,598    681,426    1,279,190    28,012,810
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
   End of period ........................ $ 15,557,429  $ 2,943,326  $ 5,393,182  $ 1,291,502  $ 690,968  $ 1,394,431  $ 27,270,838
                                          ============  ===========  ===========  ===========  =========  ===========  ============

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                         FUND INFORMATION
                                          ---------------------------------------------------------------------------
                                              FIXED         S&P        COMPANY                  GROWTH
                                            INTEREST       INDEX        STOCK     WELLINGTON    EQUITY       LOAN
                                              FUND         FUND          FUND        FUND        FUND        FUND         TOTAL
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
Additions to net assets attributed to:
  Investment income:
     Interest and dividends ............. $  1,229,943  $    26,259  $    60,571  $    63,342  $   9,887  $   103,368  $  1,493,370
     Net unrealized appreciation
      (depreciation) in value of
      investments .......................                   188,212       59,636       35,620      (16,892)                 266,576
     Net realized gain (loss) on
      sale of assets ....................                       642       17,777                                             18,419
Contributions:
   Employer .............................                              1,282,039                                          1,282,039
   Employees ............................      943,616      350,043      145,810      122,451    169,736                  1,731,656
   Transfers from other plans ...........       90,287        8,092                    17,975     23,635                    139,989
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
       Total additions ..................    2,263,846      573,248    1,565,833      239,388    186,366      103,368     4,932,049
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
Deductions to net assets attributed to:
   Distributions to participants ........     (503,453)     (55,674)     (76,692)      (1,698)    (2,217)        (540)     (640,274)
   Interfund transfers ..................     (691,542)    (118,627)     544,822      360,831   (232,126)     136,642             0
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
       Total deductions .................   (1,194,995)    (174,301)     468,130      359,133   (234,343)     136,102      (640,274)
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
Net increase (decrease) .................    1,068,851      398,947    2,033,963      598,521    (47,977)     239,470     4,291,775
Net assets available for plan benefits:
   Beginning of period ..................   14,999,985    2,683,511    3,637,339      631,077    729,403    1,039,720    23,721,035
                                          ------------  -----------  -----------  -----------  ---------  -----------  ------------
   End of period ........................ $ 16,068,836  $ 3,082,458  $ 5,671,302  $ 1,229,598  $ 681,426  $ 1,279,190  $ 28,012,810
                                          ============  ===========  ===========  ===========  =========  ===========  ============

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the Santa Fe Energy Resources Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions, as the document is controlling at all times.

GENERAL

The Plan is a defined contribution plan, established as the Santa Fe Energy Resources Retirement and Savings Plan, which became operative and was restated and renamed the Santa Fe Energy Resources Savings Investment Plan, effective November 1, 1990, in anticipation of the spin-off of Santa Fe Energy Resources, Inc. (SFER or the Company) from its parent company, Santa Fe Pacific Corporation
(SFP).

ADMINISTRATION OF THE PLAN

The Plan is administered by the Employee Benefits Committee appointed by the Board of Directors of the Company. Texas Commerce Bank currently acts as trustee on behalf of the Plan. Hewitt Associates provides recordkeeping services to the Plan.

ELIGIBILITY

Substantially all salaried full-time employees of the Company are eligible to participate in the Plan on the first day of the month after their date of hire. Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating investment allocations for such deductions.

CONTRIBUTIONS

Participants may elect to contribute from 1% to 12% of their annual base pay. Tax-deferred contributions to the Plan by individual employees were limited to $9,240 and $8,994 in 1994 and 1993, respectively. This limitation is adjusted annually to reflect cost-of-living adjustments. Further, the Internal Revenue Code (Code) limits the total amount of contributions and forfeitures to the Plan (and all other defined contribution plans of the Company) to the lesser of 25% of total annual compensation or $30,000 per participant. The Plan is also subject to the "top-heavy" rules of the Code and regulations promulgated thereunder. These rules basically state that for any Plan year in which the Plan is "top heavy", there are certain additional restrictions which apply with respect to the contributions which are permitted on behalf of key employees. There were no restrictions due to "top-heavy" provisions during 1994 or 1993.

The Company contributes (the Employer Matching Contribution) on behalf of each participant an amount equal to 100% of such participant's tax-deferred contributions up to 4% of his annual base pay. Employer Matching Contributions are invested in the Company Stock Fund.

At the end of each fiscal year, the Company may elect to make an additional matching contribution (Employer Bonus Contribution) if the performance of the Company meets or exceeds certain goals for that year. Under the Employer Bonus Contribution, participants may receive up to another 50 percent (2 percent of annual base pay) of each regular Company contribution. For the years ended December 31, 1994 and 1993, the Company made Employer Bonus Contributions of $362,550 and $295,170, respectively. The Employer Bonus Contribution amounts for 1994 and 1993 are accrued as a receivable from employer in the statement of financial condition at December 31, 1994 and 1993, respectively. Employer Bonus Contributions are invested entirely in the Company Stock Fund.

A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan. Such contribution must be a "rollover" contribution in accordance with Section 402 of the Code or be made by a direct trust-to-trust transfer.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, and allocations of (a) the Company's contribution, (b) Plan earnings of each fund in which the participant has invested and (c) forfeitures of terminated participants' nonvested accounts on the same basis used to record assets in the financial statements. Forfeitures totaled $33,275 at December 31, 1994.

VESTING

Participants are 100% vested at all times with respect to their contributions and rollover accounts. Participants' employer contributions accounts vest at a rate of 20% per year for each full year of service and become 100% vested after five full years of service as well as in the case of death, total disability, attainment of normal retirement age or certain other circumstances.

INVESTMENTS

Participants can direct their investment decisions up to 12% of their annual base pay into one or all of the investment funds. Contribution rates may be changed at any time.

As of December 31, 1994, the five investment funds of the Plan were as follows:

o FUND 1 - the "Fixed Interest Fund" is a fund invested on a fixed income basis, primarily comprised of investment contracts issued by insurance companies and a bank company collective trust fund that invests primarily in money market types of investments. Such investments generally provide for a guarantee of the principal amount of the fund and a guaranteed fixed interest rate, which rate may be subject to modification from time to time.

o FUND 2 - the "Pooled Equity Fund" or "S&P Index Fund" is a fund invested in an undivided interest in the Wells Fargo Equity Index Fund managed by Wells Fargo Institutional Trust Company. This bank collective trust fund consists of investments that attempt to mirror the performance of the Standard & Poor's Composite Stock Index.

o FUND 3 - the "Company Stock Fund" is a fund invested in the common stock of the Company. Dividends and other distributions or amounts received in respect of company stock held in Fund 3 shall be reinvested in such stock, and each such participant's account shall be credited with a proportionate number of such "new" shares.

o FUND 4 - the "Wellington Fund" or "Balanced Fund" is a fund derived from contributions invested in a diversified and balanced mix of bonds and common stocks, with the objectives of principal preservation and achievement of reasonable income and capital appreciation without significant risk. This fund is managed by the Vanguard Group of Investment Companies.

o FUND 5 - the "Vanguard World Fund - United States Growth Portfolio" or "Growth Equity Fund" is derived from contributions invested primarily in common stocks with the objective of long-term capital appreciation. The fund is managed by the Vanguard Group of Investment Companies.

Notwithstanding the foregoing, the trustee may invest such portion of a fund in cash or short-term cash equivalents for liquidity purposes.

LOANS

Loans may be made pursuant to the Plan. In connection with such loans, the provisions of the Plan (1) provide for the securing of such loans by, among other things, the value of the participant's vested account balance, (2) provide a reasonable rate of interest, (3) set forth the maximum loan term, (4) establish any minimum and maximum loan amounts and (5) provide a fixed repayment schedule. Only one loan per employee may be outstanding at one time and no subsequent loans will be permitted until one month after the prior loan has been paid in full.

During 1994, $693,814 of new loans were issued to participants and $631,422 of principal payments were received from participants. The interest rate charged on loans from the Plan at December 31, 1994 ranged from 8.5% to 10.75% depending upon the length and terms of the loan.

WITHDRAWALS, TRANSFERS AND FORFEITURES

In the event of a participant's death, 100% of the amounts in his accounts will be paid to his designated beneficiaries. In the event of termination of a participant's employment, the participant will receive a distribution of the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. The Plan also provides for hardship withdrawals under certain circumstances such as certain medical expenses, purchase of a principal residence or tuition for postsecondary education. Distributions may be made in a lump-sum payment or monthly instalments for a specified period or, in the case of accounts invested in Fund 3, can be paid all in stock or part in stock and part in cash.

Forfeitures of unvested employer contributions are applied against future employer contributions.

AMENDMENT AND TERMINATION

The Board of Directors of the Company may, at any time, amend, discontinue contributions or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING

Financial statements of the Plan are prepared on the accrual basis of accounting and, accordingly, include all adjustments necessary to present fairly the financial position of the Plan.

VALUATION OF INVESTMENTS

Investments in the Fixed Income Fund are valued at contract or fair market value. Valuation of investments in common stock and shares in registered investment company funds is based upon published quotations for the last business day of the Plan year. The valuation of the investment in the S&P Index Fund is based upon its closing sales price reported for the last business day of the year. Loans are valued at cost which approximates fair market value.

CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

INCOME RECOGNITION

Investment income for dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date.

BENEFITS

Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved but not paid at December 31, 1994 are not shown as liabilities on the statement of net assets available for plan benefits but are reflected as liabilities on the Plan's 5500.

EXPENSES

Plan administrative expenses are borne by the Company.

NOTE 3 - INVESTMENTS:

The following table presents the Plan's investments; investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                              DECEMBER 31,
                                                        ------------------------
                                                           1994         1993
                                                        -----------  -----------
Investments at fair value as determined by
 quoted market price:
   Fixed Interest Fund ...............................  $ 3,733,328  $ 4,625,644
   S&P Index Fund ....................................    2,943,326    3,082,458
   Company Stock Fund ................................    5,393,182    5,671,302
   Wellington Fund ...................................    1,291,502    1,229,598
   Growth Equity Fund ................................      690,968      681,426
                                                        -----------  -----------
                                                         14,052,306   15,290,428
                                                        -----------  -----------
Investments at estimated fair value:
   Participant loans .................................    1,394,431    1,279,190
                                                        -----------  -----------
Investments at contract value:
   Prudential Group Annuity Contract #6607 ...........    7,930,037    7,502,540
   Guaranteed Benefit Contracts with the Travelers,
    Contract #16314 and #16315; 6.250% to 6.450%;
    12/31/96 to 12/31/97 .............................    3,894,064    3,940,652
                                                        -----------  -----------
                                                         11,824,101   11,443,192
                                                        -----------  -----------
       Total investments .............................  $27,270,838  $28,012,810
                                                        ===========  ===========

During 1994 and 1993, the Plan's investments (including gains and losses on investments sold during the year) appreciated (depreciated) in value by $(722,074) and $284,995, respectively, as follows:
                                                           YEAR ENDED
                                                           DECEMBER 31,
                                                  -----------------------------
                                                     1994                1993
                                                  ---------           ---------
Investments at fair value as determined by
 quoted market prices:
S&P Index Fund .........................          $  39,594           $ 188,854
Company Stock Fund .....................           (713,866)             77,413
Wellington Fund ........................            (61,814)             35,620
Growth Equity Fund .....................             14,012             (16,892)
                                                  ---------           ---------
                                                  $(722,074)          $ 284,995
                                                  =========           =========

NOTE 4 - TAX STATUS OF THE PLAN:

The Internal Revenue Service has issued a favorable letter of determination with respect to the tax status of the Plan dated March 29, 1995. However, the Plan has been amended since receiving the determination letter. Management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (Code) and therefore the related trust is exempt from federal income tax under Code Section 501(a).

NOTE 5 - NET REALIZED GAIN OR LOSS ON INVESTMENTS:

The net realized gain (loss) on the SFER, SFP and Realty Stock Funds represents sales of common stock, the proceeds of which have been distributed to participants or transferred to other funds. The realized gains (losses) represent the differences between the sales price and the market value of the investments at the beginning of the year, or average cost of the investment for sales of investments purchased during the current year. Under certain circumstances, the cost basis of the common stock for tax purposes may differ from the cost basis for financial reporting purposes.

Net realized gains (losses) for the year ended December 31, 1994 were as follows:
                                                                        ERISA
                                                                      REALIZED
                                     PROCEEDS          COST          GAIN (LOSS)
                                    ----------      -----------      -----------
S&P Index Fund ................     $  347,864      $   345,033       $  2,831
Company Stock Fund ............      1,058,067        1,092,962        (34,895)
Wellington Fund ...............        211,518          213,384         (1,866)
Growth Equity Fund ............        158,177          158,093             84
                                    ----------      -----------       --------
                                    $1,775,626      $ 1,809,472       $(33,846)
                                    ==========      ===========       ========

Net realized gains (losses) for the year ended December 31, 1993 were as follows:
                                                                        ERISA
                                                                      REALIZED
                                       PROCEEDS          COST        GAIN (LOSS)
                                       --------        --------      -----------
S&P Index Fund ..................      $  8,404        $  7,762        $   642
Company Stock Fund ..............       121,449         103,672         17,777
Wellington Fund .................          --              --             --
Growth Equity Fund ..............          --              --             --
                                       --------        --------        -------
                                       $129,853        $111,434        $18,419
                                       ========        ========        =======

NOTE 6 - NET ASSET VALUE PER UNIT:

The net asset value per unit for the S&P Index Fund at December 31, 1994 and 1993 was as follows:
                                       NUMBER OF        MARKET       NET ASSET
                                         UNITS          VALUE     VALUE PER UNIT
                                       ---------      ----------  --------------
Wells Fargo Equity Index
 Fund (Employer Identification
 Number 94-6052285):

December 31, 1994 ...............        27,637       $2,883,320      $104.33
                                         ======       ==========      =======
December 31, 1993 ...............        29,466       $3,033,964      $102.96
                                         ======       ==========      =======

NOTE 7 - DISTRIBUTIONS DUE TO PARTICIPANTS:

Benefit payments requested but not yet paid to participants who have withdrawn from the Plan are as follows:

                                                              DECEMBER 31,
                                                      --------------------------
                                                        1994              1993
                                                      --------------------------
Fixed Interest Fund ........................          $174,171          $ 96,117
S&P Index Fund .............................             9,748            36,165
Company Stock Fund .........................            21,825            28,044
Wellington Fund ............................             2,264            49,426
Growth Equity Fund .........................             2,362               103
Loan Fund ..................................              --                --
                                                      --------          --------
                                                      $210,370          $209,855
                                                      ========          ========

These amounts are reflected as liabilities in the Plan's 5500.

NOTE 8 - PLAN AMENDMENT:

On December 20, 1994, the Plan was retroactively amended to provide that the annual compensation of each participant taken into account under the Plan for any year does not exceed $150,000, as increased by certain cost-of-living adjustments. The amendment also included a retroactive provision permitting direct rollover distributions to eligible retirement plans.

                             ADDITIONAL INFORMATION

                                                                     SCHEDULE 1
                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1994

    (A)                                                                                                                       (E)
   PARTY                       (B)                                   (C)                 NUMBER           (D)               CURRENT
IN INTEREST                  ISSUER                                 ASSET               OF UNITS          COST               VALUE
- -----------    ----------------------------------------     ----------------------      --------      ------------      ------------
     *         Santa Fe Energy Resources, Inc.              Common stock                 603,785      $  4,511,872      $  5,235,355

               Vanguard Wellington Fund, Inc.               Mutual fund                   63,980         1,256,555         1,269,162
               Vanguard World Fund and Growth Portfolio     Mutual fund                   43,183           641,363           668,557
               Wells Fargo Equity Index Fund                Mutual fund                   27,637         2,547,293         2,898,545
               Lasalle National Bank                        Income plus fund                             3,631,815         3,631,815

               Texas Commerce Bancshares - Houston, N.A.
                Prime Portfolio                             Fixed Income Fund            101,513           101,513           101,513
               Texas Commerce Bancshares - Houston, N.A.
                Prime Portfolio                             S&P Index Fund                44,781            44,781            44,781
               Texas Commerce Bancshares - Houston, N.A.
                Prime Portfolio                             Company Stock Fund           157,827           157,827           157,827
               Texas Commerce Bancshares - Houston, N.A.
                Prime Portfolio                             Wellington Fund               22,340            22,340            22,340
               Texas Commerce Bancshares - Houston, N.A.
                Prime Portfolio                             Growth Equity Fund            22,411            22,411            22,411

               Prudential                                   GA 6607, 6.5%-8%                             7,930,037         7,930,037
               Travelers                                    GIC #16314 and #16315,
                                                            6.25%-6.45%                                  3,894,064         3,894,064
               Participant loans                                                                         1,383,024         1,394,431
                                                                                                      ------------      ------------
                                                                                                      $ 26,144,895      $ 27,270,838
                                                                                                      ============      ============

                                                                     SCHEDULE 2
                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                            (C)               (D)                           (H)
                                 (B>                NUMBER OF         PURCHASE PRICE     SELLING PRICE                    VALUE ON
     (A)                     DESCRIPTION        -----------------   (CURRENT VALUE AT  (CURRENT VALUE AT     (G)        TRANSACTION
    PARTY                     OF ASSETS         PURCHASES   SALES   TRANSACTION DATE)  TRANSACTION DATE)     COST           DATE
- ----------------     -------------------------- ---------   -----   -----------------  -----------------  ----------    -----------
Santa Fe Energy      Santa Fe Energy Resources,
 Resources, Inc.      Inc. Common Stock                                $1,350,980

LaSalle National     Income Plus Fund                         12                         $ 2,184,593      $2,184,593
 Bank                                                9                  1,887,034                                       $1,887,034

                     Short-Term Investment Co.-              174                           8,248,749       8,248,749
                      Prime Series                 287                  8,481,424                                        8,481,424

                         (I)
     (A)             NET REALIZED
    PARTY             GAIN/(LOSS)
- ----------------     ------------
Santa Fe Energy
 Resources, Inc.

LaSalle National        $  0
 Bank

                           0

Columns (e) and (f) have been omitted because they are not applicable.

                                     - 18 -

                                INDEX TO EXHIBITS

EXHIBIT NO.                                                               PAGE
- -----------                                                               ----
1.   Consent of Independent Accountants                                    20